DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
N.A
1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos
2. CHECK THE BOX IF MEMBER OF A GROUP a[ ] b[ ]
3. SEC USE ONLY
4. SOURCE OF FUNDS
 WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e) []
6. CITIZENSHIP OR PLACE OF ORGANIZATION
 USA

7. SOLE VOTING POWER
3,066,925
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
3,066,925
10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,066,925
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []
13. PERCENT OF CLASS REPRESENTED BY ROW 11
5.97
14. TYPE OF REPORTING PERSON
IA

Item 1. SECURITY AND ISSUER
 This Schedule 13D relates to the shares of Common Stock of MFS Government Markets Income Trust ("MGF"). The principal executive offices of MGF are located at 500 Boylston Street, 15th Floor, Boston, MA 02116.
Item 2. IDENTITY AND BACKGROUND
 This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West, Plaza Two, Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors. During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Each of the above are United States citizens.
ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the issuer have been accumulated with funds from accounts managed by the reporting persons.

ITEM 4. PURPOSE OF TRANSACTION
MGF's stock price is significantly less than its net asset value. The reporting persons may take action in the future to increase the value of their investment if MGF's stock continues to trade at a significant discount to its net asset value.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
 As per the N-CSR filed on 2/2/2007 there were 51,332,555 shares of MGF outstanding as of 11/30/06.
The percentage set forth in item 5 was derived using such number. Phillip Goldstein, Andrew Dakos and accounts managed by the reporting persons beneficially own an aggregate of 3,066,925 shares of MGF or 5.97% of the outstanding shares. Power to dispose and vote securities lie solely with Phillip Goldstein and Andrew Dakos.
c) During the past 60 days the following shares of MGF were purchased (there were no sales):

Date		Shares	Price
1/3/2007	800	6.51
1/10/2007	3,000	6.52
1/11/2007	1,300	6.52
1/24/2007	21,800	6.52
1/24/2007	10000	6.513
1/25/2007	6,700	6.52
1/25/2007	1,800	6.52
1/25/2007	1,300	6.52
1/25/2007	1,500	6.52
1/25/2007	8,700	6.52
1/25/2007	1200	6.52
1/26/2007	15,200	6.51
1/26/2007	5,000	6.51
1/26/2007	1,900	6.51
1/26/2007	4,600	6.51
1/26/2007	3,500	6.51
1/26/2007	19,800	6.51
1/29/2007	6,100	6.51
1/29/2007	1,900	6.51
1/29/2007	1,500	6.51
1/29/2007	1,700	6.51
1/29/2007	1,600	6.51
1/29/2007	7,000	6.51
1/30/2007	25,000	6.5069
1/30/2007	7,500	6.5069
1/30/2007	3,000	6.5069
1/30/2007	6,800	6.5069
1/30/2007	5,700	6.5069
1/30/2007	32,000	6.5069
1/31/2007	24,400	6.4938
1/31/2007	7,400	6.4938
1/31/2007	4,100	6.4938
1/31/2007	6,800	6.4938
1/31/2007	6,300	6.4938
1/31/2007	31,000	6.4938
2/2/2007	2,500	6.52
2/5/2007	4,500	6.52
2/5/2007	5,000	6.52
2/6/2007	4,700	6.52
2/6/2007	5,000	6.52
2/7/2007	4,100	6.52
2/7/2007	5,000	6.52
2/8/2007	6,200	6.52
2/8/2007	2,100	6.52
2/8/2007	1,900	6.52
2/8/2007	1,500	6.52
2/8/2007	7,500	6.52
2/9/2007	8,500	6.5
2/9/2007	3,500	6.5
2/9/2007	2,000	6.5
2/9/2007	11,000	6.5
2/12/2007	2,100	6.48
2/12/2007	2,000	6.48
2/12/2007	2,000	6.48
2/13/2007	700	6.49
2/14/2007	3,300	6.5
2/15/2007	4,800	6.5
2/15/2007	1,500	6.5
2/15/2007	2,000	6.5
2/15/2007	1,300	6.5
2/15/2007	6,100	6.5
2/16/2007	8,800	6.517
2/20/2007	12,700	6.5348
2/20/2007	3,900	6.5348
2/20/2007	5,000	6.5348
2/20/2007	5,000	6.5348
2/20/2007	3,700	6.5348
2/20/2007	3,400	6.5348
2/20/2007	15,800	6.5348
2/21/2007	10,000	6.5308
2/21/2007	1,500	6.5308
2/21/2007	3,100	6.5308
2/21/2007	2,900	6.5308
2/21/2007	2,500	6.5308
2/21/2007	12,300	6.5308

d) Beneficial Owners of the accounts managed by the reporting persons are entitled to receive any dividends or sales proceeds.
e) NA
ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/23/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:: Andrew Dakos

Exhibit 1. Joint Filing Agreement
In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the
Schedule 13D (and all further amendments filed by them) with respect to the shares of MGF.

Dated: 2/23/07


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:   Andrew Dakos